Filed Pursuant to Rule 433
Registration Nos. 333-192214 and 333-192214-01
Dated November 18, 2013

Maiden Holdings North America, Ltd.

7.75% NOTES DUE 2043

Fully and Unconditionally Guaranteed by
Maiden Holdings, Ltd.

Issuer:	Maiden Holdings North America, Ltd.

Guarantor:	Maiden Holdings, Ltd.

Ratings / Outlook*:	BBB- / Negative (S&P)

Security Type:	Senior Unsecured Fixed Rate Notes

Minimum Denomination:	$25

Aggregate Principal Amount:	$152,500,000

Trade Date:	November 18, 2013

Settlement Date:	November 25, 2013 (T + 5)

Maturity Date:	December 1, 2043

Coupon:	7.75%

Over-Allotment Option:	None

Optional Redemption:	The notes may be redeemed, for cash, in whole or in part, on or after December 1, 2018, at the Issuer’s option, at any time and from time to time, until maturity at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued but unpaid interest on the principal amount being redeemed to, but not including, the redemption date.

Interest Payment Dates:	The 1st day of March, June, September and December of each year, beginning on March 1, 2014. Interest on the notes will accrue from and including November 25, 2013.

Expected Listing:	The Issuer intends to apply to list the notes on the New York Stock Exchange, and the Issuer and the Guarantor expect trading will begin within 30 days after the initial issue date of the notes.

Price to Public:	100.00%

Purchase Price:	96.85%

Net Proceeds to the Issuer (After Deducting the Underwriting Discount but before Estimated Offering Expenses):	$147,696,250

Underwriting Discounts & Commissions:	$0.7875 per $25 principal amount of notes ($4,803,750 total)

CUSIP; ISIN:	56029Q 408; US56029Q4082

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC Goldman, Sachs & Co.

Lead Manager:	Keefe, Bruyette & Woods, Inc.

Co-Managers:	FBR Capital Markets & Co. Sterne, Agee & Leach, Inc. JMP Securities LLC

*Ratings may be changed, suspended, or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

Each of the Issuer and Guarantor has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Guarantor has filed with the Securities and Exchange Commission for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request by calling Merrill Lynch, Fenner & Smith Incorporated toll–free at 1-800-294-1322; Morgan Stanley & Co. LLC toll–free at 1-866-718-1649; or Wells Fargo Securities, LLC toll–free at 1-800-326-5897, or emailing: cmclientsupport@wellsfargo.com; Goldman, Sachs & Co. toll–free at 1-866-471-2526, or emailing prospectus-ny@ny.email.gs.com.